[DECHERT LLP LETTERHEAD]

February 17, 2015

VIA EDGAR

Mr. Jeffrey Long
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Marsico Investment Fund (the “Registrant”) (Registration Nos. 333-36975 and 811-08397)

Dear Mr. Long:

This letter responds to comments you provided telephonically to me on January 29, 2015 with respect to the Registrant’s Form N-SAR-B for the period ended September 30, 2013 filed on November 27, 2013, the Registrant’s Post-Effective Amendment No. 33 to the Registrant’s registration statement filed on January 30, 2014, and the Registrant’s annual report for the period ended September 30, 2014 (“Annual Report”) filed with the Registrant’s Form N-CSR (Accession No. 0001398344-14-006212) on December 5, 2014.  On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter.

1.
Comment:  The Registrant’s Form N-SAR-B for the period ended September 30, 2013 (Accession No. 0000926877-13-000205) included, as an exhibit to the filing, an internal control letter from the Registrant’s independent registered public accounting firm that lacked a conformed signature from the accounting firm.  Please complete an amended N-SAR filing that includes an internal control letter with a conformed signature.

Response:   The Registrant notes that it received a manually signed internal control letter from its independent registered public accounting firm for the stated period, and acknowledges that the electronic version filed with Form N-SAR-B inadvertently did not include the firm’s conformed signature or name.  This inadvertent exclusion occurred in the reformatting process necessary for the attachment to be acceptable for the SEC filing software.  Registrant accepts the comment, and will make the requested amended filing with the corrected internal control letter as an exhibit.

2.
Comment:   Note 3 to the Financial Statements included in the Registrant’s Annual Report includes the following statement regarding the Registrant’s expense limitation and fee waiver agreement:  “The Adviser is entitled to reimbursement from a Fund of any amounts waived pursuant to this arrangement (or a previous expense limitation agreement) if such reimbursement does not cause a Fund to exceed the expense limitation currently in effect and the reimbursement is made within three years after the year in which the Adviser waived the fee or reimbursed the expense.”  Please confirm supplementally that such recoupments are made only if the Funds are able to effect such payment to the Adviser and remain in compliance with the expense cap in effect at the time the waivers and/or reimbursements occurred (see AICPA Audit Risk Alert: Investment Companies Industry Developments – 2009).

Response:   The Registrant represents that any recoupments made in connection with the Funds’ expense limitation arrangements are consistent with the guidance in the AICPA Audit Risk Alert referenced above relating to expense recapture plans (i.e., the recoupments are based on the expense cap in effect at the time the waivers and/or reimbursements were made if any changes were made in expense caps during the three-year recoupment period).  In fact, no changes have been made to the Registrant’s expense limitation caps in the past three years.

As a result, it is clear that no amendment to the Annual Report is needed.  As a side note, however, the Registrant previously clarified the recoupment language in its expense limitation agreement and in website disclosures to shareholders in a manner consistent with the Comment, and anticipates that it will likely use the clarified language in shareholder reports and other filings going forward.

3.
Comment:  Note 3 to the Financial Statements included in the Registrant’s Annual Report states that “as of September 30, 2014, reimbursements that may potentially be made by the International Opportunities Fund and Global Fund to the Adviser are $100,918 and $256,516, respectively, which expire between 2015 and 2017.”  Please confirm the year in which each of these “reimbursements” to the Adviser (or more accurately, recoupments by the Adviser from a Fund of amounts previously waived and/or expenses previously reimbursed, as provided in the expense limitation agreement between the Funds and the Adviser) expire.

Response:  As of September 30, 2014, the Registrant notes that the potential recoupments by the Adviser from the International Opportunities Fund and the Global Fund expire during 2015, 2016 and 2017, as set forth below:

	Potential Recoupment Amounts as of September 30, 2014

Year of Expiration	Marsico International Opportunities Fund	Marsico Global Fund

2015		$69,110

2016	$100,918	$140,077

2017		$47,329

The Registrant will consider the appropriateness of adding a table or other detail regarding the expiration of potential recoupments by the Adviser to the notes to the financial statements on a prospective basis.

4.
Comment:  In the section of the Registrant’s Annual Report captioned “Key Fund Statistics (unaudited),” the sector allocation information for the International Opportunities Fund includes, as the top sector, Information Technology – 32.85%.  Likewise, the sector allocation information for the Flexible Capital Fund includes, as the top sector, Consumer Discretionary – 37.64%.  Please explain supplementally whether these sectors are subject to the Registrant’s concentration policy, if any.

Response:  The Registrant has a fundamental investment policy pursuant to which each Fund may not invest more than 25% of the value of its total assets in any particular industry (other than U.S. government securities).  The policy does not address the ten economic sectors defined under the Global Industry Classification Standard (“GICS”), or the similar number of sectors widely recognized in the investment management field under other standards, as economic sectors are much broader than industries, and each sector is defined to include multiple industries.  For purposes of this policy, the Funds rely primarily on industry classifications as defined under GICS or, alternatively, as published by Bloomberg L.P.  To the extent that such classifications may be so broad that the primary economic characteristics in a single class are materially different, the Funds may further classify issuers in accordance with industry classifications published by the U.S. Securities and Exchange Commission (“SEC”).  The Funds do not regard the aforementioned sectors as industries that are subject to the concentration policy.  Consistent with this distinction, Note (2) to each table in the Annual Report states in pertinent part that “Sector weightings represent the percentage of the respective Fund’s investments (excluding cash equivalents) in certain general sectors.  These sectors may include more than one industry.”

5.
Comment:  In Post-Effective Amendment No. 33 to the Registrant’s registration statement filed on January 30, 2014 (Accession No. 0001398344-14-000496), the prospectus discloses for certain Funds, in each applicable section captioned “Fees and Expenses of the Fund,” line items for both “Total Annual Fund Operating Expenses” and “Net Expenses.”  However, total annual fund operating expenses do not appear to exceed an applicable cap under an expense limitation and/or fee waiver agreement that would result in fees waived or expenses reimbursed.  On a going forward basis, if for a particular Fund total annual fund operating expenses would not exceed an applicable cap, consider deleting the line item for “Net Expenses,” for consistency with the requirements of Item 3 of Form N-1A.

Response: The Registrant acknowledges the comment, and will consider the appropriateness of implementing it on a going forward basis.

*           *           *           *
                  I trust that the foregoing is responsive to each of your comments.

  Please be advised that the undersigned hereby acknowledges, on behalf of the Registrant, with respect to the foregoing, that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•
SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

*     *     *

Any questions you may have concerning this letter may be addressed to Sander Bieber at (202) 261-3308 or to the undersigned at (212) 649-8795.  Thank you in advance for your attention to this letter.

Sincerely,

/s/ Lisa R. Price
Lisa R. Price